March 27 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Jill Davis, Esq.
Branch Chief

Re: Armitage Mining Corp.
   Item 4.10 Form 8-K
   Filed March 13, 2007 (File No. 000-51246)
Ladies and Gentlemen:

On behalf of Armitage Mining Corp. (the “Company"), please accept this letter as the Company’s response to the Staff letter, of the reviewing Staff of the Securities and Exchange Commission (the “Commission”), as set forth in the comment letter date March 15, 2007

SEC Comment

1 With respect to disclosure surrounding disagreements with your former accountant, please expand your disclosure to specifically state whether during your most recent fiscal year, and any subsequent interim period through the date of dismissal, there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report, as required by Item 304(a)(1)(iv) of Regulation S-K.

Response:

The Current Report on Form 8-K/A has been revised in accordance with the Staff’s comments. Please see Item 4.01 of the Current Report on Form 8-K/A filed with the Commission.

Securities and Exchange Commission
March 27, 2007
Page of

SEC Comment

2.  In connection with filing a revised 8-K to address the above comments,  please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised  Form 8-K.

Response:

An updated letter from Sherb & Co., the Company’s former accountants, has been filed, as exhibit 16.1, with the Current Report on Form 8-K/A.

Please contact the undersigned should you have any comments or questions.

Very truly yours,

/s/ David Manno

David B. Manno

CC: Armitage Mining Corp.